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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     Advanced Deposition Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   00752110 7
                         -------------------------------
                                 (CUSIP Number)


Glenn J. Walters, Chairman of the Board, CEO and Treasurer, Advanced Deposition Technologies, Inc., Myles Standish Industrial Park, 580 Myles Standish Boulevard, Taunton, Massachusetts 02780 (508)-823-0707
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 24, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 5 pages

                                  SCHEDULE 13D
======================
CUSIP NO.  007521 10 7                 13D
======================

============= ==================================================================
1             NAMES OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Glenn J. Walters
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [ ]
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3             SEC USE ONLY


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4             SOURCE OF FUNDS

              OO
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
============= ==================================================================
                               7         SOLE VOTING POWER

                                         697,393 shares (includes 100,000 shares
                                         subject to options exercisable within
          NUMBER OF                      60 days)
                               --------- ---------------------------------------
           SHARES              8         SHARED VOTING POWER

        BENEFICIALLY                     154,500 shares, (consists of 94,500
                                         shares owned directly by Mr. Walter's
          OWNED BY                       wife and 60,000 shares owned by the
                                         Walter's Family Children's Trust for
            EACH                         the benefit of Mr. Walter's minor
                                         children, of which Mr. Walters is a
          REPORTING                      co-trustee with his wife.)
                               --------- ---------------------------------------
           PERSON              9         SOLE DISPOSITIVE POWER

            WITH                         697,393 shares (includes 100,000 shares
                                         subject to options exercisable within
                                         60 days)
                               --------- ---------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                         154,500 shares, (consists of 94,500
                                         shares owned directly by Mr. Walter's
                                         wife and 60,000 shares owned by the
                                         Walter's Family Children's Trust for
                                         the benefit of Mr. Walter's minor
                                         children, of which Mr. Walters is a
                                         co-trustee with his wife.)
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              851,893 shares, (consists of 597,393 shares owned directly by Mr. Walters, 100,000 shares subject to options exercisable within 60 days, 94,500 shares owned directly by Mr. Walter's wife and 60,000 shares owned by the Walter's Family Children's Trust for the benefit of Mr. Walter's minor children, of which Mr. Walters is a co-trustee with his wife.) Mr. Walters disclaims beneficial ownership of the 60,000 shares held by the Walter's Family Children's Trust and the 94,500 shares owned directly by his wife.
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES  [ ]

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.0% (based on 4,818,648 shares outstanding as reported in the most recent Report on Form 10-QSB and an additional 200,000 shares known to be issued to Mr. Boxall and Mr. Walters since the date of the most recent Report on Form 10-QSB)
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              IN
============= ==================================================================

                                Page 2 of 5 pages

Item 1.       Security and Issuer
              -------------------

      This statement relates to the common stock, $0.01 par value (the "Common Stock") of Advanced Deposition Technologies, Inc. (the "Company"). The address of the Company's principal executive offices is:

                       Myles Standish Industrial Park
                       580 Myles Standish Boulevard
                       Taunton, MA 02780


Item 2.       Identity and Background
              -----------------------

      This statement is being filed by Glenn J. Walters, Chairman of the Board, Chief Executive Officer and Treasurer of the Company. Mr. Walter's business address is c/o Advanced Deposition Technologies, Inc., Myles Standish Industrial Park, 580 Myles Standish Boulevard, Taunton, MA 02780.

      Mr. Walters has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Walters is a citizen of the United States of America.


Item 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

      On May 24, 2000, the Company issued 100,000 shares of Common Stock in exchange for the cancellation of a note held by Mr. Walters in the principal amount of $150,000, representing a loan from Mr. Walters to the Company in April 2000, at a price of $1.50 principal amount per share. Mr. Walters purchased the other shares of Common Stock owned by him from his personal funds.



                                Page 3 of 5 pages

Item 4.       Purpose of Transaction
              ----------------------

      The shares, the ownership of which is reported hereby, were acquired by Mr. and Walters for investment purposes. Mr. Walters reserves the right from time to time to acquire additional shares, or to dispose of some or all of his shares. Mr. Walters currently serves as the Chairman of the Board of Directors, Chief Executive Officer and Treasurer of the Company. Except as set forth above, Mr. Walters does not have any plans or proposals which related to, or may result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D (although he reserves the right to develop such plans).


Item 5.       Interest in Securities of the Issuer
              ------------------------------------

(a) Mr. Walters beneficially owns 851,893 shares of Common Stock which represents 17.0% of the outstanding shares of Common Stock. This amount consists of 597,393 shares owned directly by Mr. Walters, 100,000 shares subject to options exercisable within 60 days, 94,500 shares owned directly by Mr. Walter's wife and 60,000 shares owned by the Walter's Family Children's Trust for the benefit of Mr. Walter's minor children, of which Mr. Walters is a co-trustee with his wife. Mr. Walters disclaims beneficial ownership of the 60,000 shares held by the Walter's Family Children's Trust and the 94,500 shares owned directly by his wife.

(b) Mr. Walters has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 697,393 shares of Common Stock of the Company. This amount includes 100,000 shares of Common Stock subject to options exercisable within 60 days. Mrs. Walters does not have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of any shares of Common Stock.

(c) Over the last sixty days, Mr. Walters has not effected any transactions in any security of the Company, other than the purchase of 100,000 shares of the Company's Common Stock, in exchange for the cancellation of a promissory note, for $1.50 principal amount per share on May 24, 2000.

(d)   Not applicable.

(e)   Not applicable.


Item 6.       Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

              Not applicable.



Item 7.       Material to be Filed as Exhibits
              --------------------------------

              Not applicable.


                                Page 4 of 5 pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  Glenn J. Walters

                                                  By: /s/ Glenn J. Walters
                                                      -----------------------
                                                          Glenn J. Walters


                                                  Date:  June 6, 2000





                                Page 5 of 5 pages